Exhibit 2.2

DESCRIPTION OF COMMON SHARES

As of February 25, 2026, Star Bulk Carriers Corp. (the “Company,” “we,” “us” and “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Common Shares, par value $0.01. The following description of the Company’s common shares includes a summary of certain provisions of its Fourth Amended and Restated Articles of Incorporation (the “Articles”) and Fourth Amended and Restated Bylaws (the “Bylaws”). The summary does not purport to be complete and is qualified in its entirety by reference to our Articles and Bylaws and the applicable provisions of Marshall Islands law.

Authorized Share Capital

Under our Articles, our authorized capital stock consists of 300,000,000 common shares, par value $0.01 per share, and 25,000,000 preferred shares, par value $0.01 per share, none of which were issued as of the date of the annual report on Form 20F to which this description of common shares forms an exhibit (the “annual report”).

Common Shares

As of February 25, 2026, we had 111,530,150 common shares issued and outstanding out of 300,000,000 shares authorized to be issued. Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our board of directors (the “Board of Directors”) out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of our preferred shares having liquidation preferences, if any, the holders of our common shares will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding common shares are fully paid and non-assessable. The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares which we may issue in the future.

Share History

Equity Incentive Plans

On May 16, 2023, May 28, 2024 and May 7, 2025, our Board of Directors approved the 2023 Equity Incentive Plan (the “2023 Equity Incentive Plan”), the 2024 Equity Incentive Plan (the “2024 Equity Incentive Plan”) and the 2025 Equity Incentive Plan (the “2025 Equity Incentive Plan”) (collectively, the “Equity Incentive Plans”), respectively, under which our officers, key employees, directors and consultants are eligible to receive options to acquire common shares, share appreciation rights, restricted shares and other share-based or share-denominated awards. We reserved a total of 631,500 common shares, 575,000 common shares and 1,245,000 common shares for issuance under the respective Equity Incentive Plans, subject to further adjustment for changes in capitalization as provided in the plans. The purpose of the Equity Incentive Plans is to encourage ownership of shares by, and to assist us in attracting, retaining and providing incentives to, our officers, key employees, directors and consultants, whose contributions to us are or may be important to our success and to align the interests of such persons with our shareholders. The various types of incentive awards that may be issued under the Equity Incentive Plans, enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business. The Equity Incentive Plans are administered by our Compensation Committee, or such other committee of our Board of Directors as may be designated by the Board of Directors. The Equity Incentive Plans permit issuance of restricted shares, grants of options to purchase common shares, share appreciation rights, restricted shares, restricted share units and unrestricted shares.

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Under the terms of the Equity Incentive Plans, share options and share appreciation rights granted under the Equity Incentive Plans will have an exercise price per common share equal to the fair market value of a common share on the date of grant, unless otherwise determined by the administrator of the Equity Incentive Plans, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and share appreciation rights are exercisable at times and under conditions as determined by the administrator of the Equity Incentive Plans, but in no event will they be exercisable later than ten years from the date of grant.

The administrator of the Equity Incentive Plans may grant restricted common shares and awards of restricted share units subject to vesting and forfeiture provisions and other terms and conditions as determined by the administrator of the Equity Incentive Plans. Upon the vesting of a restricted share unit, the award recipient will be paid an amount equal to the number of restricted share units that then vest multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the administrator of the Equity Incentive Plans. The administrator of the Equity Incentive Plans may grant dividend equivalents with respect to grants of restricted share units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the Equity Incentive Plans), unless otherwise provided by the administrator of the Equity Incentive Plans in an award agreement, awards then outstanding shall become fully vested and exercisable in full.

The Board of Directors may amend or terminate the Equity Incentive Plans and may amend outstanding awards; provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholders’ approval of Equity Incentive Plans amendments may be required in certain definitive, pre-determined circumstances if required by applicable rules of a national securities exchange or the Commission. Unless terminated earlier by the Board of Directors, the Equity Incentive Plans will expire ten years from the date on which the Equity Incentive Plans were adopted by the Board of Directors.

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The terms and conditions of the Equity Incentive Plans are substantially similar to those of the previous plans. As of February 25, 2026, there are 655,050 common shares unvested from the 2023, 2024 and 2025 Equity Incentive Plans.

During the years 2023, 2024, 2025 and up to February 25, 2026, pursuant to the Equity Incentive Plans, we have granted to certain directors and officers the following securities:

•	On May 16, 2023, 416,500 restricted common shares were granted to certain of the Company’s directors and officers of which 279,500 restricted common shares vested in November 2023, 68,500 restricted common shares vested in May 2024 and the remaining 68,500 restricted common shares vest in May 2026.
•	On May 28, 2024, 355,012 restricted common shares were granted to certain of the Company’s directors and officers of which 237,012 restricted common shares vested in November 2024, 59,000 restricted common shares vested in May 2025 and the remaining 59,000 restricted common shares vest in May 2027.
•	On May 7, 2025, 1,245,000 restricted common shares were granted to certain directors and officers, of which 717,450 restricted common shares vested in November 2025, 403,947 restricted common shares vest in May 2026 and the remaining 123,603 common shares vest in May 2028.
•	As of the date of the annual report, 74,877 common shares are available under the Equity Incentive Plans.

On June 7, 2021, our Board of Directors amended an incentive program that had been previously announced in January 2019 (the “Performance Incentive Program”) which provides for the issuance of shares pursuant to performance conditions being met. In particular, the amended program is triggered when our cumulative fuel cost savings, beginning from November 2019, exceed the threshold of $250 million (“Excess Savings”). Upon the satisfaction of the above threshold, the Board of Directors shall award a percentage ranging between 5%-10%, at its discretion, of the annual Excess Savings, the value of which will be reflected in actual shares to key employees. For the years ended December 31, 2023, and 2024, we estimated the intrinsic value of the award based on the fuel market prices at each year end and assumed, based on our best estimate, a range between 5% and 7.5% of Excess Savings to be awarded by the Board of Directors, and as a result an amount of $8.8 million and $3.3 million, respectively, was recognized and is included under “General and administrative expenses” in the consolidated income statements for the years ended December 31, 2023 and 2024.

Based on 7.5% of the actual Excess Savings i) as of December 31, 2023, and the closing price of our common stock as of that date of $21.26, 370,000 common shares were awarded to key employees upon the approval of the Board of Directors, which vested and were issued on March 8, 2024, ii) as of December 31, 2024, and the closing price of our common stock as of that date of $14.95, 435,450 common shares were awarded to key employees upon the approval of the Board of Directors, which vested and were issued on February 25, 2025.

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Preferred Shares

Under the terms of our Articles, our Board of Directors has the authority, without any further vote or action by our shareholders, to issue up to 25,000,000 preferred shares. Our Board of Directors is authorized to issue all or any of the preferred shares in one or more classes or series with such voting powers, designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolution or resolutions providing for the issue of such class or series of preferred shares. Our Board of Directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our Company or the removal of our management.

Directors

Our directors are elected by a majority of the votes cast by shareholders entitled to vote in an election. Our Articles provide that cumulative voting shall not be used to elect directors. Our Board of Directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66⅔% of the entire Board of Directors. Our Articles provide for a staggered Board of Directors whereby directors shall be divided into three classes: Class A, Class B and Class C, which shall be as nearly equal in number as possible. To implement a balanced division ratio between the three classes, the Board of Directors reclassified Mr. Spyros Capralos, previously a Class C director, as a Class B director on February 12, 2024. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The terms of our Board of Directors are as follows: (i) the term of our Class A directors expires at the 2026 Annual General Meeting set for May 12, 2026; (ii) the term of our Class B directors expires in 2027; and (iii) the term of our Class C directors expires in 2028. Each director serves his or her respective term of office until his or her successor has been elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. Our Board of Directors has the authority to fix the amounts which shall be payable to the members of the Board of Directors for attendance at any meeting or for services rendered to us.

Interested Transactions

Our Bylaws provide that no contract or transaction between us and one or more of its directors or officers, or between us and any other corporation, partnership, association or other organization in which one or more of our directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of our Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to our Board of Directors or the committee and our Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of our Board of Directors as defined in Section 55 of the Marshall Islands Business Corporation Act (the “MIBCA”), by unanimous vote of the disinterested directors; or (ii) the material facts as to his relationship or interest and as to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or (iii) the contract or transaction is fair as to us as of the time it is authorized, approved or ratified, by our Board of Directors, a committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of our Board of Directors or of a committee which authorizes the contract or transaction.

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Shareholder Meetings

Under our Bylaws, annual shareholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called at any time by the Board of Directors, or by the Chairman of the Board of Directors or by the President. No other person is permitted to call a special meeting and no business may be conducted at the special meeting other than business brought before the meeting by the Board of Directors, the Chairman of the Board of Directors or the President. Under the MIBCA, our Board of Directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Dissenters’ Rights of Appraisal and Payment

Under the MIBCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder to receive payment of the appraised fair value of his shares is not available under the MIBCA for the shares of any class or series of shares, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, that were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. In the event of any further amendment of our Articles, a shareholder also has the right to dissent and receive payment for the shareholder’s shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the MIBCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the MIBCA procedures involve, among other things, the institution of proceedings in the High Court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholders’ Derivative Actions

Under the MIBCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action; provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

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Limitations on Liability and Indemnification of Officers and Directors

The MIBCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our Articles and Bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our Bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance policies providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our Articles and Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons, we have been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effect of Certain Provisions of our Articles and Bylaws

Several provisions of our Articles and Bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (i) the merger or acquisition of our Company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (ii) the removal of incumbent officers and directors.

Classified Board of Directors

Our Articles provide for a Board of Directors serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. The classified provision for the Board of Directors could discourage a third-party from making a tender offer for our shares or attempting to obtain control of our Company. It could also delay shareholders who do not agree with the policies of the Board of Directors from removing a majority of the Board of Directors for two years.

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Blank Check Preferred Stock

Under the terms of our Articles, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to 25,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our Company or the removal of our management.

Business Combinations

Although the MIBCA does not contain specific provisions regarding “business combinations” between corporations organized under the laws of the Republic of Marshall Islands and “interested shareholders,” we have included these provisions in our Articles. Our Articles contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

•	prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our Board of Directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;
•	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting shares of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee share plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;
•	at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 70% of the outstanding voting shares that is not owned by the interested shareholder; or
•	the shareholder became an interested shareholder prior to the consummation of the initial public offering of common shares under the Securities Act.

For purposes of these provisions, a “business combination” includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an “interested shareholder” is any person or entity that beneficially owns 20% or more of the shares of our outstanding voting shares and any person or entity affiliated with or controlling or controlled by that person or entity.

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Election and Removal of Directors

Our Articles prohibit cumulative voting in the election of directors. Our Articles and Bylaws require shareholders to give advance written notice of nominations for the election of directors. Our Articles and Bylaws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of 70% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Our Bylaws provide that if a quorum is present, and except as otherwise expressly provided by law, the affirmative vote of a majority of the common shares represented at the meeting shall be the act of the shareholders. Shareholders may act by way of written consent in accordance with the provisions of Section 67 of the MIBCA.

Our Bylaws also provide that only our Board of Directors, Chairman or President may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, shareholders are prevented from calling a special meeting and shareholder consideration of a proposal may be delayed until the next annual meeting.

Supermajority Provisions

The MIBCA generally provides that the affirmative vote of a majority of the outstanding shares entitled to vote at a meeting of shareholders is required to amend a corporation’s articles of incorporation, unless the articles of incorporation require a greater percentage. Our Articles provide that the following provisions in the Articles may be amended only by an affirmative vote of 70% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors:

•	the Board of Directors shall be divided into three classes;
•	directors may only be removed for cause and by an affirmative vote of the holders of 70% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors;
•	the directors are authorized to make, alter, amend, change or repeal our Bylaws by vote not less than 66⅔% of the entire Board of Directors;
•	the shareholders are authorized to alter, amend or repeal our Bylaws by an affirmative vote of 70% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors;
•	we may not engage in any business combination with any interested shareholder for a period of three years following the transaction in which the person became an interested shareholder; and
•	we shall indemnify directors and officers to the full extent permitted by law, and we shall advance certain expenses (including attorneys’ fees and disbursements and court costs) to the directors and officers. For purposes of these provisions, an “interested shareholder” is generally any person or entity that owns 20% or more of the shares of our outstanding voting shares or any person or entity affiliated with or controlling or controlled by that person or entity.

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Advance Notice Requirements for Shareholders Proposals and Director Nominations

Our Articles and Bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 120 days nor more than 180 days prior to the one-year anniversary of the preceding year’s annual meeting. Our Articles and Bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.